United States securities and exchange commission logo





                               January 20, 2023

       Ian Bothwell
       CFO
       Skycrest Holdings, LLC
       1930 Harrison Street, Suite 204
       Hollywood, FL 33020

                                                        Re: Organicell
Regenerative Medicine, Inc.
                                                            Schedule 13D filed
by Skycrest Holdings, LLC
                                                            Filed December 30,
2022
                                                            File No. 005-87575

       Dear Ian Bothwell:

               We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with information so we may better understand the disclosure.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response.

               After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments

       Schedule 13D filed December 30, 2022

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        August 16, 2022. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the August 16, 2022 event date, the
                                                        December 30, 2022
filing was not timely filed. Please advise us why the Schedule 13D was not filed within
the required 10 days after the acquisition.
   2. Please provide the required qualitative disclosure narrative for each item requirement of
                                                        Schedule 13D. See Rule
13d-1(a) and Instruction A. to Schedule 13D, which explains
                                                        that the item numbers
and captions shall be provided together with the answers to the items but the text of
the items is to be omitted. Alternatively, if an item is inapplicable or an answer is in the
negative, so state as required by Instruction A.
 Ian Bothwell
Skycrest Holdings, LLC
January 20, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Nicholas Panos at 202-
551-3266



FirstName LastNameIan Bothwell                              Sincerely,
Comapany NameSkycrest Holdings, LLC
                                                            Division of
Corporation Finance
January 20, 2023 Page 2                                     Office of Mergers &
Acquisitions
FirstName LastName